Exhibit 12

Consent of Arshya Qureshi

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Arshya Qureshi, Professional Engineer, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature contained in the Annual Information Form for the financial year ended December 31, 2016 regarding capital costs at the Rainy River project set out under the headings “General Development of the Business – Developments – Mines and Projects – Rainy River Project” and “Mineral Properties – Rainy River Project, Canada – Mining Operations – Capital and Operating Costs”.

Dated this 30th day of March, 2017

Yours truly,

/s/ Arshya Qureshi
Name:	Arshya Qureshi
Professional Engineer
LQ Consulting and Management Inc.